February 28, 2011

BY EDGAR AND FAX

Jeffery P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neptune Technologies & Bioressources Inc.
Form 20-F for Fiscal Year Ended February 28, 2010
Filed August 31, 2010
File No. 001-33526

Dear Mr. Riedler:

On behalf of our client, Neptune Technologies & Bioressources Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated February 14, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 20-F (the “Form 20-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

February 28, 2011

RESPONSES TO STAFF COMMENTS

D. Risk Factors, page 4
We are dependent on a limited number of customers, page 6

1.	Please confirm that in future filings you will identify by name the two customers that accounted for 37.3% of total revenues and any other customers that are material to your business.

Response:

The Company respectfully submits that its dependence on certain customers is adequately described in the risk factor entitled “We are dependent on a limited number of customers” on page 6 of the Form 20-F. Further, the Company does not believe that the identity of the two customers is material to investors. The Company respectfully directs the Staff’s attention to Item 4.B(6) of Form 20-F which requires only “summary information regarding the extent to which the company is dependent” on contracts with customers, and does not require the disclosure of the names of such customers.

Brand Names and Trademarks, page 22

2.	Please provide draft disclosure to be included in future filings that identifies the expiration dates of your issued patents and the countries where you have patent protection.

Response:

The Company acknowledges the Staff’s comment, and is supplementally submitting under separate cover draft disclosure to be included in future filings with the Commission that identifies the expiration dates and issuing countries of the Company’s patents.

Management Analysis of The Financial Situation and Operating Results, page 25

3.

We note that you have not discussed the material terms of the agreement you entered into with Bayer Healthcare LLC for the commercialization of Neptune proprietary products in the United States. Please provide draft disclosure to be included in future filing that discusses the material terms of this agreement and confirm that you will attach the agreement as an exhibit to future filings. Alternatively, please provide an analysis as to why your business is not substantially dependent on this agreement.

Response:

The Company respectfully submits that its business is not substantially dependent on the above referenced agreement with Bayer Healthcare LLC (“Bayer”). For the fiscal year ended February 28, 2010, sales to Bayer represented less than 2% of the Company’s annual sales. For the fiscal year ending February 28, 2011, the Company estimates that sales to Bayer will represent less than 1.5% of its annual sales. Further, the Company views the agreement with Bayer as a standard distribution agreement, and therefore does not believe that any additional disclosure would be meaningful to investors. Based upon the foregoing, the Company respectfully submits that the agreement is not sufficiently material to warrant the disclosure of its material terms, or its attachment as an exhibit, in the Company’s future filings with the Commission.

February 28, 2011

Related Party Transactions, page 38

4.

Please file as an exhibit the agreement pursuant to which the company is required to pay royalties of 1% of its revenues related to its nutraceutical segment. See Instruction as to Exhibits 4(b)(i) of Form 20-F.

Response:

The Company notes that the above referenced agreement requires payment of 1% of the Company’s revenues, rather than 1% of the Company’s revenues related to its nutraceutical segment, as currently disclosed in the 20-F. The Company will revise this disclosure in its future filings with the Commission. Nevertheless, the Company respectfully submits that due to the limited amount of royalties paid under the terms of the agreement, it considers the contract to be immaterial. The Company respectfully directs the Staff’s attention to the Instruction as to Exhibit 4(b) of Form 20-F, which notes that: “Even if [the contract] falls into one of these categories, you do not have to file the contract if it is immaterial in amount or significance.”

______________________

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 28, 2011

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at (416) 360-2967 or to Daniel Weber at (416) 360-2952.

Sincerely,

/s/ Christopher J. Cummings

Christopher J. Cummings

cc:	Sebastian Gomez Abero
Securities and Exchange Commission

Henri Harland Frédéric Harland Xavier Harland André Godin
Neptune Technologies & Bioressources Inc.

Christian Kurtz Daniel Weber
Shearman & Sterling LLP